UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2026
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
Molecular Partners AG (the "Company") is filing this Form 6-K to furnish (i) a press release the Company issued on May 12, 2026 and (ii) condensed consolidated interim financial statements (unaudited) as of, and for, the three months ended, March 31, 2026 (including accompanying notes thereto), which are furnished herewith as Exhibits 99.1 and 99.2, respectively.
Exhibit 99.1 (excluding any quotes of management) and Exhibit 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-286488) and Form S-8 (File Nos. 333-272974 and 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release May 12, 2026
99.2	Condensed consolidated interim financial statements (unaudited)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MOLECULAR PARTNERS AG
(Registrant)
Date: May 12, 2026     /s/ PATRICK AMSTUTZ
Name: Patrick Amstutz
Title: Chief Executive Officer